

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2014

<u>Via E-mail</u>
Liat Sossover
Chief Financial Officer
Brainstorm Cell Therapeutics Inc.
605 Third Avenue, 34th Floor
New York, NY 10158

      Re: Brainstorm Cell Therapeutics Inc.
                Preliminary Proxy Statement on Schedule 14A
                Filed July 10, 2014
                File No. 000-54365

Dear Ms. Sossover:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ *Daniel Greenspan for*

                Jeffrey P. Riedler
                Assistant Director